EXHIBIT 99.1

BrainsWay Reports Second Quarter 2023 Financial Results and Operational Highlights

BURLINGTON, Mass. and JERUSALEM, Aug. 09, 2023 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a world leader in advanced and non-invasive treatment for brain disorders, today reported second quarter 2023 financial results and provided an operational update.

Recent Financial and Operational Highlights

  For the three months ended June 30, 2023, revenues were $7.8 million, an 18% increase as compared to the first quarter of 2023.
  Gross margin for the second quarter of 2023 was 73%, the same as the first quarter of 2023.
  Operating expenses for the second quarter of 2023 totaled $7.1 million, compared to $8.5 million for the first quarter of 2023 and compared to $7.8 million for the second quarter of 2022.
  Operating loss for the second quarter of 2023 was $1.3 million, compared to a loss of $3.7 million for the first quarter of 2023 and compared to a loss of $2.0 million for the same period in 2022.
  Net loss for the second quarter of 2023 was $1.7 million, compared to a net loss of $2.4 million in each of the first quarter of 2023 and the same period in 2022.
  Adjusted EBITDA1 for the second quarter of 2023 was $(0.6 million), compared to $(2.9 million) for the first quarter of 2023 and compared to $(1.2 million) for the second quarter of 2022.
  The Company shipped a net total of 53 Deep TMS™ new systems during the second quarter of 2023, bringing BrainsWay’s total Deep TMS installed base to 985 total systems as of June 30, 2023, a 19% increase from the installed base at the same point in the prior year.
  During the second quarter of 2023, the Company shipped 34 obsessive-compulsive disorder (OCD) coils as add-on helmets to certain of BrainsWay’s new and existing systems, representing OCD treatment capability on nearly 50% of its total installed base.
  Cash, cash equivalents, and short-term deposits as of June 30, 2023, amounted to $43.4 million, compared to $44.3 million as of March 31, 2023.
  Significantly expanded Deep TMS technology platform in Western and Central U.S. through the recent order of 30 new Deep TMS systems by a large and growing TMS network with nearly 20 clinics across 6 states in that region.
  Accelerated international expansion in India.
    Following the most recent in a series of successive multisystem orders, Asha Neuromodulation Clinics and its affiliates will own 25 Deep TMS systems.
  Additional reimbursement progress, increasing access for patients to the Deep TMS system.
    Aetna nationwide commercial plans covering 16.8 million covered lives now allow TMS treatment to be ordered and administered by behavioral health nurse practitioners for patients with MDD, and has removed the previously required four-month psychotherapy trial before a patient becomes eligible to receive an initial course of treatment with TMS.
    BlueCross BlueShield of Michigan recently issued a healthcare policy update reducing the number of antidepressant medication attempts from four down to two prior to TMS treatment eligibility.
  Published three publications highlighting Deep TMS in multiple leading peer-reviewed medical journals.
    Brain Stimulation publication provides a concise overview of the adverse event profile of the H1, H4, and H7 Coils as studied in five large, multicenter, randomized controlled trials.
    Paper published in the Journal of Clinical Psychiatry and on Psychiatrist.com addresses treatment guidance associated with performing TMS on patients with metallic implants.
    Brain Sciences publication is a comprehensive review of existing evidence on the use of TMS in addressing multiple addictions, including the existing indication of smoking addiction, and additional areas requiring more research such as alcohol use disorder and other substance use disorders.
  Appointed Ido Marom, experienced senior financial leader in global industries, including medical technology, as Chief Financial Officer.

“We continue experiencing strong momentum throughout our business globally, with the achievement of 18% revenue growth in the second quarter as compared to the first quarter,” said Hadar Levy, BrainsWay’s Chief Executive Officer. “In the U.S., we are executing on our objective of adding Deep TMS technology into expanding large mental health groups or networks, as evidenced by the recent order of 30 new Deep TMS systems by a large TMS network of clinics based in the Western and Central U.S. In the international markets, our performance continues to be extremely strong in multiple geographies, including India, the world’s most populous country, where we have placed over 35 systems to date.”

“On the bottom line, we are beginning to see the benefits of the cost optimization measures we executed earlier this year, achieving significant improvements in our operating and Adjusted EBITDA results,” continued Mr. Levy. “We remain focused on targeting breakeven operating income and positive Adjusted EBITDA in the fourth quarter of 2023, while demonstrating full-year revenue growth over 2022.”

Conference Call and Webcast

BrainsWay’s management will host a conference call on Wednesday, August 9, 2023, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Wednesday, August 9, 2023, at 8:30 AM Eastern Time:

United States:	1-888-886-7786
International:	1-416-764-8658
Israel:	1-809-468-221
Conference ID:	51897903
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1625840&tp_key=7de103b20a

To listen to a live webcast, please visit the Investors section of the BrainsWay website at www.BrainsWay.com. Please access the Company’s website at least 10 minutes ahead of the conference call to register. The webcast replay will be available on the website for two weeks following the completion of the call.

______________________
1 See Adjusted EBITDA details and reconciliation table in the appendix below.

Non-IFRS Financial Measures
In addition to our results determined in accordance with International Financial Reporting Standards (IFRS), including, in particular operating income, and net income, we believe that adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define adjusted EBITDA as net income adjusted for depreciation and amortization, finance income, finance expenses, income taxes, cost of share-based payments, and one-time restructuring and litigation expenses.

In addition to operating loss and net loss, we use adjusted EBITDA as a measure of operational efficiency. We believe that this non-IFRS financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

  Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expenses, depreciation and amortization, finance expenses, income taxes, and certain one-time items such as restructuring and litigation expenses, that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired.
  Our management uses adjusted EBITDA in conjunction with IFRS financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results.

Adjusted EBITDA, however, should not be considered as an alternative to operating loss or net loss for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company's net loss and adjusted EBITDA is presented in the attached summary financial statements.

Because of these and other limitations, you should consider adjusted EBITDA along with other IFRS-based financial performance measures, including net loss and our IFRS financial results.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The commercial events described herein may not necessarily correlate with financial results within any time periods expressly or implicitly attributed to such events. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.
Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:

BrainsWay:
Ido Marom
Chief Financial Officer
844-386-7001 ext. 5
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
212-915-2578
britchie@lifesciadvisors.com

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	June 30,	December 31,
	2023	2022
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$43,168	$47,581
Short-term deposits	271	271
Trade receivables, net	3,416	4,844
Inventory	3,301	3,837
Other current assets	1,914	1,556
	52,070	58,089
Non-Current Assets
System components	1,678	1,220
Leased systems, net	3,292	3,118
Other property and equipment	990	1,008
Other long-term assets	1,217	1,042
	7,177	6,388
	$59,247	$64,477

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$539	$1,116
Deferred revenues	1,984	1,477
Liability in respect of research and development grants	803	1,057
Derivative liabilities	102	-
Other accounts payable	4,031	4,491
	7,459	8,141
Non-Current Liabilities
Deferred revenues and other liabilities	4,858	4,923
Liability in respect of research and development grants	5,575	6,016
	10,433	10,939

Equity
Share capital	365	364
Share premium	140,551	138,146
Share-based payment reserve	3,826	6,180
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(101,199)	(97,105)
	41,355	45,397
	$59,247	$64,477

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Revenues	$7,829	$8,006	$14,454	$15,976
Cost of revenues	2,095	2,192	3,887	4,059
Gross profit	5,734	5,814	10,567	11,917

Research and development expenses, net	1,902	1,731	3,687	3,307
Selling and marketing expenses	3,983	4,552	8,895	8,698
General and administrative expenses	1,192	1,539	2,995	3,402
Total operating expenses	7,077	7,822	15,577	15,407

Operating loss	(1,343)	(2,008)	(5,010)	(3,490)

Finance income (expense), net	(135)	(329)	1,272	(653)
Loss before income taxes	(1,478)	(2,337)	(3,738)	(4,143)
Taxes on income	185	113	356	300
Net loss and total comprehensive loss	$(1,663)	$(2,450)	$(4,094)	$(4,443)

Basic and diluted net loss per share	$(0.05)	$(0.07)	$(0.12)	$(0.13)

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Total comprehensive loss	$(1,663)	$(2,450)	$(4,094)	$(4,443)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	101	154	194	296
Depreciation of leased systems	239	246	472	491
Impairments and disposals	211	301	457	233
Finance expenses, net	199	329	(1,272)	653
Cost of share based payment	103	408	52	782
Income taxes	185	113	356	300
Total adjustments to reconcile loss	1,038	1,551	259	2,755
Changes in asset and liability items:
Decrease (increase) in trade receivables	1,928	(1,072)	1,435	(1,135)
Decrease (increase) in inventory	1,295	(792)	367	(2,105)
Increase in other accounts receivable	(390)	(257)	(612)	(318)
Increase (decrease) in trade payables	(46)	1,073	(581)	561
Increase in other accounts payable	(1,230)	(384)	(738)	(894)
Increase (decrease) in deferred revenues and other liabilities	(289)	(5)	411	268
Total changes in asset and liability	1,268	(1,437)	282	(3,623)
Cash paid and received during the period for:
Interest paid	(10)	(11)	(22)	(23)
Interest received	366	304	1,040	307
Income taxes paid	(4)	(263)	(11)	(266)
Total cash paid and received during the period	352	30	1,007	18
Net cash provided by (used in) operating activities:	995	(2,306)	(2,546)	(5,293)

Cash flows from investing activities:
Proceeds from (purchase of) property and equipment and system components, net	(1,497)	448	(1,431)	1,399
Withdrawal of (investment in) short-term deposits, net	-	40,304	-	40,254
Investment in long-term deposits, net	(14)	(2)	(16)	(5)
Net cash provided by (used in) investing activities	(1,511)	40,750	(1,447)	41,648

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	(345)	-	(345)	(498)
Receipt of government grants	32	-	32	6
Repayment of lease liability	(64)	(150)	(130)	(298)
Issuance of share capital, net	-	-	-	1
Net cash used in financing activities	(377)	(150)	(443)	(789)
Exchange rate differences on cash and cash equivalents	10	(225)	23	(313)

Increase (decrease) in cash and cash equivalents	(883)	38,069	(4,413)	35,253
Cash and cash equivalents at the beginning of the period	44,051	14,105	47,581	16,921
Cash and cash equivalents at the end of the period	$43,168	$52,174	$43,168	$52,174

(a) Significant non cash transactions:
Recognition of new lease liability and right-of-use	183	123	207	123
Termination of lease liability and right-of-use	59	-	70	-

BRAINSWAY LTD.
A reconciliation of Adjusted EBITDA to net loss, the most directly comparable IFRS measure, is set forth below:
U.S. dollars in thousands (except share and per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Net loss and total comprehensive loss	$(1,663)	$(2,450)	$(4,094)	$(4,443)

Finance (income) expense, net	135	329	(1,272)	653
Income taxes	185	113	356	300
Depreciation and amortization	101	154	194	296
Depreciation of leased systems	239	246	472	491
Cost of share based payment	103	408	52	782
Restructuring and Litigation costs	267	-	802	-
Adjusted EBITDA	$(633)	$(1,200)	$(3,490)	$(1,921)